Exhibit 20

                    SHAREHOLDER CORRESPONDENCE
                 CHORUS COMMUNICATIONS GROUP, LTD.



March 15, 2000



To Our Shareholders:

Chorus Communications Group, Ltd. has just completed a year of refocusing, transition and learning. I would like to share a few brief notes with you, but encourage you to read the Annual Report which will go into greater detail. The Annual Report and proxy material will be mailed to you later this month.

                             DIVIDENDS
      I am pleased to announce the Board of Directors declared a first quarter cash dividend of $.160 per share, payable March 15, 2000, to shareholders of record on March 1, 2000. Your check or deposit advice for this dividend is enclosed.

                           1999 RESULTS
      As you will read about in our Annual Report, consolidated operating revenue was $47.6 million in 1999 as compared to $46.0 million in 1998.
      Consolidated net income was $3.4 million in 1999 as compared to $5.2 million in 1998. These are not results I am pleased with nor are they what you are accustomed to hearing about your Company's performance. The challenges we faced in 1999, however, helped position us for future success.

                          ANNUAL MEETING
      The annual shareholder meeting of Chorus Communications
      Group, Ltd. is scheduled for Wednesday, April 26, 2000.

Please consider attending our annual meeting. We will be reviewing the Company's performance in more detail and providing a glimpse into the Company's future plans. Looking forward to seeing you there.

Thank you,

/s/Dean W. Voeks

Dean W. Voeks
Chief Executive Officer

Enclosures